                                                                                                                                                                       P.O. Box 2600

                                                                                                                                                                      Valley Forge, PA 19482-2600

                                                                                                                                                                      610-669-1955

                                                                                                                                                                      tara_r_buckley@vanguard.com

September 14, 2012

Chad Eskildsen

U.S. Securities & Exchange Commission                               via electronic filing

100 F Street, N.E.

Washington, DC  20549

RE:      Vanguard Admiral Funds, File No. 33-49023

            Vanguard Bond Index Funds, File No. 33-6001

            Vanguard CMT Funds, File No. 333-111362

            Vanguard Fenway Funds, File No. 33-19446

            Vanguard Horizon Funds, File No. 33-56443

            Vanguard California Tax-Free Funds, File No. 33-1569

            Vanguard Florida Tax-Free Funds, File No. 33-48783

Dear Mr. Eskildsen,

This letter responds to your comments of August 21, 2012, pertaining to your review of the above mentioned Trusts under the Sarbanes-Oxley Act.

Comment 1:   Vanguard Admiral Treasury Money Market Fund, a series of Vanguard Admiral Funds

Comment:       The prospectus dated December 27, 2011, for Vanguard Admiral Treasury Money Market Fund shows a net expense waiver of 0.11%, which reflects a temporary expense limitation so as to preserve a zero or positive yield for the Fund. Instruction 3(e) to Item 3 of Form N-1A requires that the gross expense ratio be provided in the prospectus.

Response:        A supplement to the prospectus was filed on August 31, 2012, to correct this unintentional error.

Comment 2:   Vanguard Total Bond Market Index Fund, a series of Vanguard Bond Index Funds

Comment:       The Statement of Operations and Statement of Changes in the financials for this Fund provide a separate line item for each share class of the Fund. Consider aggregating the line items in the Statements at the Fund level and providing class-specific information in the notes to the financial statements. Consider this change for all Vanguard funds.

                                                                                                                                                                       P.O. Box 2600

                                                                                                                                                                      Valley Forge, PA 19482-2600

                                                                                                                                                                      610-669-1955

                                                                                                                                                                      tara_r_buckley@vanguard.com

Response:        We appreciate the suggestion but intend to maintain our current practice.

Comment 3:   Vanguard California Long-Term Tax-Exempt Fund, a series of Vanguard California Tax-Free Funds, and Vanguard Florida Focused Long-Term Tax-Exempt Fund, a series of Vanguard Florida Tax-Free Funds

Comment:       Item 63 of the Fund’s N-SAR filing dated August 31, 2011, shows a weighted average maturity of less than 10 years. Please explain why the use of the term “long-term” in the Fund’s name is not misleading as a result of the Fund’s weighted average maturity.

Response:        The instructions to Item 63 of Form N-SAR specify that maturity-shortening devices should be considered in calculating a fund’s dollar weighted average maturity which results in the reporting of a fund’s average effective maturity. While Vanguard California Long-Term Tax-Exempt Fund had an average effective maturity of 6.35 years as of May 31, 2012, its average nominal maturity for the same period was 15.95 years. Similarly, Vanguard Florida Focused Long-Term Tax-Exempt Fund had an average effective maturity of 6.17 years and an average nominal maturity of 15.39 years as of May 31, 2012. Average effective maturity takes into account maturity-shortening devices such as calls or redemption provisions and uses the probable call or redemption date in place of a bond’s final maturity date. Due to current market conditions and the callable nature of the municipal bond market, average effective maturities for most long-term municipal bond funds have been less than 10 years; however, nominal maturities, which are calculated based on a bond’s final maturity date, remain high. For purposes of the fund names rule, we believe it is appropriate to look to a fund’s nominal maturity.

Comment 4:   Vanguard Growth Equity Fund and Vanguard Primecap Core Fund, series of Vanguard Fenway Funds, and Vanguard Capital Opportunity Fund, a series of Vanguard Horizon Funds

Comment:       Each Fund’s financial statements dated August 31, 2011, reflect that more than 25% of each Fund’s assets are invested in a specific sector. Consider revising the strategies and risks disclosed in each Fund’s prospectus as a result of each Fund’s concentration in a given sector.

Response:        Investment concentration in a specific sector or industry is not a principal investment strategy of any of the Funds. The Item 4 disclosure for each Fund identifies manager risk as a primary risk of the Fund, and describes this risk as follows: “…the chance that poor security selection or focus on securities in a particular sector, category, or group of companies will cause the Fund to underperform relevant benchmarks or other funds with a similar investment objective.” In certain instances, when sector or industry concentration is significant for an extended period, additional disclosure regarding a particular industry or sector is added to the manager risk disclosure. For example, the manager risk disclosure for Vanguard Capital Opportunity Fund further explains that “Significant investments in the health care and information technology sectors subject the Fund to proportionately higher exposure to the risks of these sectors.” While we believe that our current disclosure appropriately reflects each Fund’s principal investment strategies and risks, we will consider similar disclosure for Vanguard Growth Equity Fund and Vanguard Primecap Core Fund at the time of their next prospectus updates.

Chad Eskildsen

September 14, 2012

Comment 5:   Vanguard Admiral Funds, Vanguard Bond Index Funds, Vanguard CMT Funds, Vanguard Fenway Funds, Vanguard Horizon Funds, Vanguard California Tax-Free Funds, and Vanguard Florida Tax-Free Funds

Comment:       The accountant’s report on internal controls filed with each Fund’s annual N-SAR filing should include the city and state of the accounting firm under the signature line. Additionally, “/s/” should be included before the signature to indicate that a signed copy is on file.

Response:        Going forward, these items will be included in the signature line.

Comment 6:   Tandy Requirements

As required by the SEC, each Fund acknowledges that:

•         The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

•         Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

•         The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (610) 669-1955 with any questions or comments regarding the above responses.  Thank you.

Sincerely,

/s/ Tara R. Buckley

Tara R. Buckley

Senior Counsel

The Vanguard Group, Inc.